ANGLO AMERICAN

05011235

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

8 September, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR Shareholding

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 5 copies

9/19

AVS 467186
RNS 9863Q

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Wednesday 7 September 2005:

1. The SIP trust acquired a total of 14,373 ordinary shares at a price of £14.38 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 9 ordinary shares at a price of £14.38 and were allocated 9 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Deputy Secretary
7 September 2005

AVS 467186
RNS 9863Q

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Wednesday 7 September 2005:

1. The SIP trust acquired a total of 14,373 ordinary shares at a price of £14.38 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 9 ordinary shares at a price of £14.38 and were allocated 9 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Deputy Secretary
7 September 2005

AVS 467186
RNS 9863Q

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Wednesday 7 September 2005:

1. The SIP trust acquired a total of 14,373 ordinary shares at a price of £14.38 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 9 ordinary shares at a price of £14.38 and were allocated 9 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Deputy Secretary
7 September 2005

AVS 467186
RNS 9863Q

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Wednesday 7 September 2005:

1. The SIP trust acquired a total of 14,373 ordinary shares at a price of £14.38 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 9 ordinary shares at a price of £14.38 and were allocated 9 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Deputy Secretary
7 September 2005

AVS 467186
RNS 9863Q

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Wednesday 7 September 2005:

1. The SIP trust acquired a total of 14,373 ordinary shares at a price of £14.38 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 9 ordinary shares at a price of £14.38 and were allocated 9 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Deputy Secretary
7 September 2005